

March 5, 2010

Anthony C. Weagley
President and Chief Executive Officer
Center Bancorp, Inc.
2455 Morris Avenue
Union, NJ 07083

      Re: Center Bancorp, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2008
              File No. 000-11486

Dear Mr. Weagley:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                        Sincerely,

                        Christian Windsor
                        Special Counsel